SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-01298
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                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [x] Form 10-Q
                                 [ ] Form N-SAR

For Period Ended:  3/31/00
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[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

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Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above,
identify     the     Item(s)    to    which    the     notification     relates:
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                         Part I. Registrant Information

Full name of registrant:   Advanced Technical Products, Inc.
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Former name if applicable:
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Address of principal executive office (Street and number): 200 Mansell Court
East, Suite 505
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City, State and Zip Code:  Roswell, Georgia 30076
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                        Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense [X];

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [X]; and

     (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable [ ].

                               Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As part of the Registrants response to a previously disclosed governmental investigation, the Registrant is performing additional reviews that have caused a delay in the finalization of the Registrant's financial statements for the fiscal year ended December 31, 1999. Due to this delay, the Registrant is unable to complete its Form 10-Q for the quarter ended March 31, 2000, but it anticipates filing in the next week its 1999 Form 10-K and Form 10-Q for the quarter ended March 31, 2000.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

              Garrett L. Dominy          (770) 993 0291
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                 (Name)          (Area code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [] Yes [ x ] No

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     The  Registrant  has not yet filed its Form 10-K for the fiscal year ending
December 31, 1999

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Advanced Technical Products, Inc.
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                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2000                 By  /s/ Garrett L. Dominy
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                                    Name:  Garrett L. Dominy
                                    Title: President, Chief Executive Officer
                                           and Chief Financial Officer

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                                     Part IV
                                Other Information

     As previously announced, the Registrant has been making a review of the Alcore subsidiary's books and records as a result of a governmental investigation into certain allegations relating to the Alcore subsidiary. Also as previously disclosed, the Registrant is restating its financial statements for the nine months ended October 1, 1999 and the year ended December 31, 1998 as will be reflected in the Form 10-K which the Registrant will file within the week.